EXHIBIT 99.1

New Fortress Energy to Acquire Golar LNG Partners LP

January 13, 2021 – Golar LNG Partners LP (Nasdaq: GMLP) (“GMLP”) today announced that it has entered into an agreement and plan of merger with New Fortress Energy Inc. (Nasdaq: NFE) (“NFE”).

Under the merger agreement, NFE has agreed to acquire all of the outstanding common units and general partner units of GMLP for $3.55 per unit in cash for a total purchase price of $251 million equity value. In connection with the transaction, GMLP’s incentive distribution rights will be cancelled. The Series A preferred units of GMLP will remain outstanding.

The consideration to be received by GMLP common unitholders represents a 27% premium to the closing price of GMLP’s common units of $2.79/unit on January 12, 2021, and a 37.5% premium to the volume weighted average closing price of GMLP’s common units for the 20-trading day period ended January 12, 2021.

GMLP’s Board of Directors, acting upon the recommendation of the Conflicts Committee of the Board of Directors of GMLP (the “Committee”), unanimously approved the proposed transaction with NFE and recommended that the GMLP unitholders approve the transaction. The closing of the transaction is subject to the approval by the holders of a majority of GMLP’s outstanding common units, the receipt of certain regulatory approvals and third party consents and other customary closing conditions, and is expected to occur in the first half of 2021. Golar LNG Limited, which owns approximately 30.8% of the issued and outstanding common units of GMLP, as well as the general partner of GMLP, has entered into a support agreement with NFE committing to vote its common units in favor of the transaction.

Commenting on the transaction, Chairman of GMLP, Tor Olav Troim said: “The sale of Golar Partners comes after an extensive search for strategic alternatives, and is an attractive solution for GMLP that creates immediate additional value for GMLP  stakeholders.”

Deutsche Bank Securities Inc. is acting as financial advisor to the Committee, Akin Gump Strauss Hauer & Feld LLP is acting as the Committee’s legal advisor, and Baker Botts L.L.P. is acting as Golar LNG Limited’s legal advisor.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”,“anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about GMLP’s plans, strategies, business prospects and changes and trends in the business in which it operates. Forward-looking statements in this press release include statements relating to NFE’s proposed acquisition of GMLP, the expected benefits of the transaction, the timing of the closing thereof and other statements that are not historical facts. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond GMLP’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for GMLP to predict all of these factors. Further, GMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE or GMLP is subject; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) GMLP’s ability to receive, on a timely basis or otherwise, the required approval of the proposed transaction by its common unitholders; (iv) the possibility that competing offers or acquisition proposals for GMLP will be made; (v) the possibility that any or all of the various conditions to the consummation of the GMLP transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (vi) other risk factors identified herein or from time to time in GMLP’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of GMLP’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results.

GMLP does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in GMLP’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
January 13, 2021
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Karl Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act